SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Reports Net Revenues of R$863mm and EPS of R$0.92 for 1Q06
Brazil’s Low-cost, Low-fare Airline Reports Record Quarterly Net Income of R$180mm
62% increase in Earnings per ADS; 21% Net Margin

São Paulo, April 24, 2006 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-cost, low-fare airline, today announced financial results for the first quarter of 2006 (1Q06). The following financial and operating information, unless otherwise indicated, is presented pursuant to US GAAP and in Brazilian reais (R$), and comparisons refer to the first quarter of 2005 (1Q05). Additionally, financial statements in BR GAAP are made available at the end of this release.

IR Contact

Email: ri@golnaweb.com.br
Tel: +55 (11) 5033-4393

IR Website:
www.voegol.com.br/ir

1Q06 Earnings Results
Webcast

Date:
Tuesday, April 25, 2006

> In English
09:00 a.m. US EST
10:00 a.m. Brasilia Time
Phone: +1 (800) 938-0653
Replay: +1 (973) 341-3080
Code: 7279877

> In Portuguese
10:30 a.m. US EST
11:30 a.m. Brasília Time
Phone: +55 (11) 2101-1490
Replay: +55 (11) 2101-1490
Code: GOL	OPERATING & FINANCIAL HIGHLIGHTS

•
Net income for the quarter was a record R$179.8mm (US$82.9mm), representing a 20.8% net margin. Earnings per share (EPS) was R$0.92 and earnings per ADS increased 62%, to US$0.42, above average Street estimates of US$0.40 (Source: I/B/E/S, First Call).

•
Operating income increased by 26.3% to R$223.8mm, representing an EBIT margin of 25.9%. Fuel-neutral operating income increased by 38.5% to R$245.5mm, representing a fuel-neutral EBIT margin of 28.4%. Cash, cash equivalents and short-term investments amounted to R$912.8mm.

•
Operating cost per ASK (CASK) decreased 3.7% from 15.30 cents (R$) in 1Q05 to 14.73 cents (R$) in 1Q06. Non-fuel CASK decreased 10.1% to 8.87 cents (R$). Excluding profit sharing provisions, 1Q06 CASK decreased 4.6% vs. 1Q05 (check).

•
Revenue passenger kilometers (RPK) increased 55.1% from 1,977mm in 1Q05 to 3,066mm in 1Q06. Available seat kilometers (ASK) increased 61.1% from 2,694mm in 1Q05 to 4,340mm in 1Q06. Average load factor decreased 2.8 percentage points to 70.6% while average passenger yields decreased 5.3% to 27.07 cents (R$), resulting in a decrease in RASK of 9.1% to 19.88 cents (R$). Net revenues totaled R$863.0mm, representing growth of 46.5%. GOL’s domestic regular air transportation market-share at the end of 1Q06 was 30%.

•
A net payout of R$38.2mm (R$0.1947 per share and US$0.0897 per ADS), equal to 25% of adjusted 1Q06 net income in BRGAAP, was approved at the March 9, 2006, and April 20, 2006 Board Meetings, to be paid on May 23, 2006, as interest on shareholders’ equity (to shareholders of record as of March 21, 2006) and complementary dividends (to shareholders of record as of May 8, 2006).

•
On-time arrivals and flight completion averaged 99% and 96% (internal data), respectively, during 1Q06. Passenger complaints and lost baggage per 1,000 passengers averaged 1.16 and 0.24, respectively. GOL’s website accounted for 85% of total ticket sales during the quarter.

•	In 1Q06, GOL added 55 new daily flight frequencies and launched four new destinations: Córdoba and Rosario in Argentina, Montevideo in Uruguay and Asuncion in Paraguay.

•	Three leased Boeing 737 aircraft were added during 1Q06, increasing fleet size to 45 aircraft. Three additional leased aircraft will join the fleet in 2Q06.

•
In January 2006, GOL received Air Transport World’s (ATW) – Market Leadership Award for 2006, which recognized GOL’s success in significantly impacting air travel in Brazil with its low-cost, low-fare business model while also maintaining strong operational performance and delivering solid financial results.

•
In February 2006, GOL launched Brazil’s first pre-paid cargo transport service, GOLlog Pre-paid. Accessible via the Internet, customers can ship packages, up to one kilogram (kg), to any of the destinations in Brazil served by GOL – paying the same tariff for all destinations.

•
Also in February 2006, GOL received two awards at the Eighth annual IR Global Rankings (IRGR) – which ranks and recognizes the best investor relations practices of 145 companies in 31 countries. GOL ranked number one in the category of “Disclosure Procedures” in Latin America, and ranked #1 in the Consumer Goods and Services Industry worldwide. GOL also placed Top 5 in the category of “Corporate Governance” in Brazil.

•
By exercising an additional two purchase options, announced in March 2006, the Company increased its firm orders to a total of 67 aircraft. With this increase, the Company’s aircraft purchase options decrease from 36 to 34.

•
On April 5, 2006, GOL announced that its wholly-owned subsidiary GOL Finance closed an issuance of US$200 million 8.75% perpetual notes in an offering exempt from SEC and CVM registration. GOL and its subsidiary GOL Transportes Aéreos S.A guarantee the perpetual notes. The issue was assigned a credit rating of Ba2 by Moody’s, one notch above Brazil’s sovereign rating. Proceeds are designated for fleet expansion.

Financial & Operating Highlights (US GAAP)	1Q06	1Q05	% Change	4Q05	% Change
RPKs (mm)	3,066	1,977	55.1%	2,869	6.9%
ASKs (mm)	4,340	2,69•	61.1%	3,867	12.2%
Load Factor	70.6%	73.4%	-2.8 pp	74.2%	-3.6 pp
Passenger Revenue per ASK (R$ cents)	19.12	20.98	-8.9%	20.27	-5.7%
Operating Revenue per ASK (R$ cents) (“RASK”)	19.88	21.87	-9.1%	21.23	-6.4%
Operating Cost per ASK (R$ cents) (“CASK”)	14.73	15.30	-3.7%	16.66	-11.6%
Operating Cost ex-fuel per ASK (R$ cents)	8.87	9.87	-10.1%	9.92	-10.6%
Breakeven Load Factor	52.3%	51.3%	+1.0 pp	58.3%	-6.0 pp
Net Revenues (R$ mm)	863.0	589.2	46.5%	821.1	5.1%
EBITDAR (R$ mm)	302.8	235.9	28.4%	251.8	20.3%
EBITDAR Margin	35.1%	40.0%	-4.9 pp	30.7%	+4.4 pp
Operating Income (R$ mm)	223.8	177.2	26.3%	175.9	27.2%
Operating Margin	25.9%	30.1%	-4.2 pp	21.4%	+4.5 pp
Pre-tax Income	248.6	200.8	23.8%	196.7	26.4%
Pre-tax Income Margin	28.8%	34.1%	-5.3 pp	24.0%	+4.8 pp
Net Income (R$ mm)	179.8	131.1	37.2%	170.6	5.4%
Net Income Margin	20.8%	22.3%	-1.5 pp	20.8%	+0.0 pp
Earnings per Share (R$ )	$0.92	$0.70	31.4%	$0.88	4.5%
Earnings per ADS Equivalent (US$ )	$0.42	$0.26	61.5%	$0.39	7.7%
Weighted average number of shares, basic (000)	195,973	187,543	4.5%	195,451	0.3%
Weighted average number of ADS, basic (000)	195,973	187,543	4.5%	195,451	0.3%

Note: Historical RPK and ASK data may have immaterial alterations to match with official (final) DAC data.

MANAGEMENT’S COMMENTS ON 1Q06 RESULTS

GOL’s performance in the first quarter of 2006 once again demonstrated the Company’s ability to significantly increase capacity while reducing costs and maintaining high profitability and high quality service, even during periods of extremely high fuel prices. “GOL remains committed to its virtuous cycle of maintaining low costs, allowing us to offer the lowest fares and achieve the highest load factors in the Brazilian market, thereby driving industry-leading profitability,” commented Constantino de Oliveira Junior, GOL’s CEO. Mr. Oliveira added, “Through the addition of aircraft and flight frequencies during the quarter, GOL significantly increased its domestic market share and further consolidated its position as the second-largest domestic airline in Brazil.”

GOL’s EPS in the first quarter of 2006 was above average market estimates and demonstrated the benefits of increased scale, high productivity, and strict cost control. GOL continued to show the highest load factors in the Brazilian market, and one of the highest aircraft utilization rates in the world, while maintaining market cost leadership. During the quarter, GOL’s load factor decreased 2.8 percentage points to 70.6%; aircraft utilization was at 14 block hours per day (increasing 3% over 1Q05), while operating costs per ASK decreased 10.1%, excluding fuel.

While fuel costs per available seat kilometer (ASK) increased 7.9% year-over-year, GOL’s operating cost per seat kilometer (CASK) decreased by 3.7% to 14.73 cents (R$). Cost reductions were driven by increased scale, productivity and stage length; reductions in sales, marketing and aircraft leasing expenses; and a 17.6% appreciation of the Brazilian Real against the US dollar. The 10% increase in employees over 4Q05, related to planned capacity expansion, was balanced by higher overall productivity.

Demand for GOL’s passenger air transportation services grew at high rates during the quarter, with passengers transported increasing 33% over 1Q05. The 10.1% reduction in non-fuel CASK, partially offset by the 7.9% increase in fuel CASK (fuel CASK represented 40% of total CASK), resulted in an operating income increase of 26.3% in the year-over-year comparison. Fuel-neutral operating income was R$245.5mm in 1Q06, representing an EBIT margin of 28.4% . The Company has hedged approximately 55% of its fuel price exposure, 65% of its U.S. dollar exposure for 2Q06, and 22% of its fuel exposure for 3Q06-4Q06. “Our absolute market cost leadership, represented by a stage-length adjusted CASK over 25% lower than our closest competitor, is key to our virtuous cycle, and allows us to provide the lowest fares and the best customer value proposition in the market,” commented Richard Lark, GOL’s CFO.

In terms of future perspectives, besides maintaining high levels of productivity and profitability, short-term growth will be driven by the addition of new aircraft, new destinations and new frequencies. The addition of four Boeing 737 aircraft to the fleet in the second quarter of 2006 will increase seat capacity by approximately 45% year-over-year.

GOL remains committed to its strategy of profitable expansion through a low cost structure and high quality customer service. “We are very proud that more than 40 million passengers have chosen to fly GOL, and we continue to make every effort to offer them the best in air travel: new planes, frequent flights in the main markets, an ever-expanding integrated route system and lower prices; all of which is delivered by our dedicated team of employees who are key to our success," stated Mr. Oliveira. “By remaining focused on our business model, while continuing to grow, be innovative and provide the lowest fares, we will continue to create value for our customers, employees and shareholders.”

REVENUES

Net operating revenues, principally revenues from passenger transportation, increased 46.5% to R$863.0mm, primarily due to higher revenue passenger kilometers (RPK), offset by a lower yield. RPK growth was driven by a 40.7% increase in departures and a 15.0% increase in stage length, partially offset by a decrease in load factor from 73.4% to 70.6% . RPKs grew 55.1% to 3,066mm, and revenue passengers grew 33.0% to 3.7mm.

Average fares increased 10.1% from R$212 to R$233. Yields declined 5.3% to 27.07 cents (R$) per passenger kilometer, principally due to a 15.0% increase in average stage length.

Complementing net operating revenues, cargo transportation activities primarily contributed to the expansion of other operating revenues, which increased from R$24.0mm to R$33.2mm.

The 61.1% year-over-year capacity expansion, represented by ASKs, facilitated the addition of 55 new daily flight frequencies (including 16 night flights) and four new destinations in 1Q06. The addition of three average operating aircraft during the quarter (from 40 to 43 aircraft) drove the ASK increase.

Operating revenue per available seat kilometer (RASK) decreased 9.1% to R$19.88 cents in 1Q06, from R$21.87 cents in 1Q05.

The growth in RPKs resulted in a higher domestic market share for GOL, reaching 30% in the end of 1Q06, compared to 26% in the end of 1Q05. Through its regular international flights to Buenos Aires, (Argentina) and Santa Cruz de la Sierra (Bolivia) and the addition of new regular flights to Cordoba and Rosario (Argentina), Montevideo (Uruguay) and Asuncion (Paraguay), GOL achieved an international market share of 5% (share of Brazilian airline RPK) in the same period. Approximately 9% of GOL’s total RPKs were related to international passenger traffic.

OPERATING EXPENSES

Operating expenses per ASK decreased by 10.1%, excluding fuel, in the quarter. Total CASK decreased 3.7%, to 14.73 cents (R$), due to higher productivity, a longer average stage length, and a greater dilution of fixed costs over a higher number of ASKs, offset by increases in aircraft fuel expenses per ASK. Total operating expenses increased 55.2%, reaching R$639.2mm, due to high fuel prices and the expansion of our operations (fleet and employee expansion, a higher volume of landing fees and marketing activities). Fuel price increases during 1Q06 accounted for 20% of the R$108.1mm increase in fuel expenses. Breakeven load factor increased 1.0 percentage point to 52.3% versus 51.3% in 1Q05.

Results from GOL’s operating expense (jet fuel and USD-related) hedging programs are accounted for in accordance with SFAS 133 (Statement of Financial Accounting Standards No 133), “Accounting for Derivatives and Hedging Activities.”

The breakdown of our costs and operational expenses for 1Q06, 1Q05 and 4Q05 is as follows:

Operating Expenses (R$ cents / ASK)
	1Q06	1Q05	% Chg.	4Q05	% Chg.
Salaries, wages and benefits	1.88	2.03	-7.4%	2.14	-12.1%
Aircraft fuel	5.86	5.43	7.9%	6.74	-13.1%
Aircraft rent	1.53	1.93	-20.7%	1.67	-8.4%
Sales and marketing	2.29	2.68	-14.6%	2.70	-15.2%
Landing fees	0.70	0.71	-1.4%	0.72	-2.8%
Aircraft and traffic servicing	0.73	0.66	10.6%	0.73	0.0%
Maintenance, materials and repairs	0.60	0.51	17.6%	0.65	-7.7%
Depreciation	0.29	0.25	16.0%	0.29	0.0%
Other operating expenses	0.85	1.10	-22.7%	1.02	-16.7%

Total operating expenses	14.73	15.30	-3.7%	16.66	-11.6%

Operating expenses ex- fuel	8.87	9.87	-10.1%	9.92	-10.6%

Total Operating Expenses Fuel-Neutral 1Q05	14.23	15.30	-7.0%	-	-

Total Operating Expenses Fuel-Neutral 4Q05	15.33	-	-	16.66	-8.0%

Total operating expenses ex-profit sharing	14.59	15.12	-3.5%	16.38	-10.9%

Operating Expenses (R$ cents / ASK)
	1Q06	1Q05	% Chg.	4Q05	% Chg.
Salaries, wages and benefits	81.5	54.6	49.1%	82.9	-1.7%
Aircraft fuel	254.3	146.2	74.0%	260.8	-2.5%
Aircraft rent	66.5	51.9	28.2%	64.5	3.1%
Sales and marketing	99.3	72.1	37.8%	104.6	-5.1%
Landing fees	30.4	19.0	59.3%	27.8	9.4%
Aircraft and traffic servicing	31.6	17.8	78.0%	28.4	11.3%
Maintenance, materials and repairs	26.1	13.8	88.6%	25.1	4.0%
Depreciation	12.5	6.8	84.2%	11.4	9.6%
Other operating expenses	37.0	29.7	24.5%	39.7	-6.8%

Total operating expenses	639.2	411.9	55.2%	645.2	-0.9%

Operating expenses ex- fuel	384.9	265.7	44.9%	384.4	0.1%

Total Operating Expenses Fuel-Neutral 1Q05	617.5	411.9	49.9%	-	-

Total Operating Expenses Fuel-Neutral 4Q05	665.5	-	-	645.2	3.1%

Total operating expenses ex-profit sharing	633.2	407.4	55.4%	633.4	0.0%

Salaries, wages and benefits expenses per available seat kilometer (ASK) decreased 7.4% to 1.88 cents, mainly due to increased productivity, partially offset by a 66.1% increase - from 3,607 to 5,991 - in the number of full-time equivalent employees related to capacity expansion and by an increase of R$1.5mm in provisions for our employee profit sharing program (R$6.0mm in 1Q06, versus R$4.5mm in 1Q05).

Aircraft fuel expenses per ASK increased 7.9% over 1Q05 to 5.86 cents (R$), due to higher fuel prices per liter. The 9% increase in average fuel cost per liter over 1Q05 was primarily due to the 27% increase in the international price for crude oil (WTI) (and a 28% increase in Gulf Coast jet fuel prices), partially offset by the 17.6% Brazilian Real appreciation against the U.S. dollar. The Company has hedged approximately 55% of its fuel requirements for 2Q06 at an average price of US$60 per barrel and 22% for 3Q-4Q06 at an average price of US$61 per barrel.

Aircraft rent per ASK decreased 20.7% to 1.53 cents (R$) in 1Q06, primarily due to a high aircraft utilization rate (14 block hours per day, resulting in a 4.1% increase in ASKs/aircraft versus 1Q05), and a 17.6% appreciation of the Brazilian Real during the same period.

Sales and marketing expenses per ASK decreased 14.6% to 2.29 cents (R$) primarily due to reductions in incentives, an increase in ticket sales on GOL’s website and higher aircraft utilization rates. GOL booked a majority of its ticket sales through a combination of its website (85% during 1Q06) and its call center (9% during 1Q06). Marketing expenses totaled R$14mm during 1Q06, mainly due to institutional advertising campaigns and the launch of four new destinations (Cordoba, Rosario, Montevideo and Asuncion).

Landing fees per ASK increased 2.8% to 0.73 cents (R$), due to an increase in international flight frequencies, partially offset by increased average stage length and by a higher aircraft utilization rate (4.1% increase in ASKs/aircraft).

Aircraft and traffic servicing expenses per ASK increased 6.1% to 0.70 cents (R$), as a result of increased average stage length and an increase in consulting and technology services.

Maintenance, materials and repairs per ASK increased 17.6% to 0.60 cents (R$), primarily due to a 17.6% appreciation of the Brazilian Real against the U.S. dollar. Main expenses during the quarter were related to the maintenance of four engines, in the amount of R$11.1mm, the use of spare parts inventory and repair of rotable materials, in the amount of R$8.0mm.

Depreciation per ASK increased 16.0% to 0.29 cents (R$), due to higher volume of fixed assets, particularly spare parts inventory, and the increase of technology equipment, due to our expansion of operations.

Other operating expenses per ASK were 0.85 cents (R$), a 22.7% decrease when compared to the same period of the previous year, due to a decrease in insurance expenses, interrupted flights expenses, lodging of flight crews and direct passenger expenses. Insurance expenses, at 0.15 cents (R$) per ASK (R$6.4mm total) decreased 31.8%, due to a reduction in average premium rates, a 17.6% appreciation of the Brazilian Real against the U.S. dollar, and a higher aircraft utilization rate (4.1% increase in ASKs/aircraft).

COMMENTS ON EBITDA AND EBITDAR[1]

The impact of a 1.99 cent (R$) RASK decrease, partially compensated by a CASK decrease of 0.57 cents (R$), resulted in a reduction of EBITDA per available seat kilometer to 5.44 cents (R$) in 1Q06. Compared to 4Q05, EBITDA per ASK increased 12.2% . 1Q06 EBITDA was affected by the 9.1% decrease in RASK, and totaled R$236.3mm in the period compared to R$184.0mm in 1Q05 (a 28.4% increase) and R$187.3mm in 4Q05 (a 26.2% increase).

EBITDAR Calculation (R$ cents / ASK)
	1Q06	1Q05	Chg. %	4Q05	Chg. %
Net Revenues	19.88	21.87	-9.1%	21.23	-6.4%
Operating Expenses	14.73	15.30	-3.7%	16.66	-11.6%

EBIT	5.15	6.57	-21.6%	4.57	12.7%
Depreciation & Amortization	0.29	0.25	16.0%	0.29	0.0%

EBITDA	5.44	6.82	-20.2%	4.86	11.9%
EBITDA Margin	27.4%	31.2%	-3.8 pp	22.9%	+4.5 pp
Aircraft Rent	1.53	1.93	-20.7%	1.67	-8.4%

EBITDAR	6.97	8.75	-20.3%	6.53	6.7%
EBITDAR Margin	35.1%	40.0%	-4.9 pp	30.8%	+4.3 pp

EBITDAR Calculation (R$ million)
	1Q06	1Q05	Chg. %	4Q05	Chg. %
Net Revenues	863.0	589.2	46.5%	821.1	5.1%
Operating Expenses	639.2	411.9	55.2%	645.2	-0.9%

EBIT	223.8	177.2	26.3%	175.9	27.2%
Depreciation & Amortization	12.5	6.8	84.2%	11.•	9.6%

EBITDA	236.3	184.0	28.4%	187.3	26.2%
EBITDA Margin	27.4%	31.2%	-3.8 pp	22.8%	+4.6 pp
Aircraft Rent	66.5	51.9	28.2%	64.5	3.1%

EBITDAR	302.8	235.9	28.4%	251.8	20.3%
EBITDAR Margin	35.1%	40.0%	-4.9 pp	30.7%	+4.4 pp

Aircraft rent represents a significant operating expense for GOL. As GOL leases all of its aircraft, we believe that EBITDAR, equivalent to EBITDA before aircraft rent expenses (which are USD-denominated) is an important measure of relative operating performance. On a per available seat kilometer basis, EBITDAR was 6.97 cents (R$) in 1Q06, compared to 8.75 cents (R$) in 1Q05. EBITDAR amounted to R$302.8mm in 1Q06, compared to R$235.9mm in the same period last year and R$251.8mm in 4Q05.

_________________________
1EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) are presented as supplemental information because we believe they are useful indicators of our operating performance and are useful in comparing our performance with other companies in the airline industry. We usually present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of our business, and we believe the impact of this expense should also be considered. However, neither figure should be considered in isolation, as a substitute for net income prepared in accordance with US GAAP, BR GAAP or as a measure of a company’s profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies.

FINANCIAL RESULTS

Financial expenses increased R$3.5mm due to a negative variation on dollar-denominated deposits (a non-cash effect). Financial income increased R$4.7mm, primarily due to an R$157.1mm increase in cash, cash equivalents and short term investments.

Financial Results (R$ thousands)	1Q06	1Q05	4Q05

Financial Expenses
Interest Expense	(3,263)	(5,161)	(126)
Exchange Variation Loss	(3,502)	1,290	(8,522)
Other	(5,762)	(5,194)	(11,357)
Total Financial Expenses	(12,527)	(9,065)	(20,005)

Financial Income
Financial Income	33,972	29,136	38,110
Capitalized Interest	3,350	3,44•	2,73•
Total Financial Income	37,322	32,580	40,844

Net Financial Results	24,795	23,515	20,839

NET INCOME AND EARNINGS PER SHARE

Net income in 1Q06 was R$179.8mm, representing a 20.8% net income margin, vs. R$131.1mm of net income in 1Q05.

Net earnings per share, basic, was R$0.92 in 1Q06 compared to R$0.70 in 1Q05. Basic weighted average shares outstanding were 195,972,633 in 1Q06 and 187,543,243 in 1Q05. Net earnings per share, diluted, was R$0.92 in 1Q06 compared to R$0.70 in 1Q05. Fully-diluted weighted average shares outstanding were 196,076,887 in 1Q06 and 188,387,872 in 1Q05.

Net earnings per ADS, basic, was US$0.42 in 1Q06 compared to US$0.26 in 1Q05. Basic weighted average ADS outstanding were 195,972,633 in 1Q06 and 187,543,243 in 1Q05. Net earnings per ADS, diluted, was US$0.42 in 1Q06 compared to US$0.26 in 1Q05. Fully-diluted weighted average ADS outstanding were 196,076,887 in 1Q06 and 188,387,872 in 1Q05.

Based on GOL’s quarterly dividend policy for fiscal 2006, Management recommended payment to common and preferred shareholders of 25% of the quarter’s net distributable income determined in accordance with Brazilian corporation law (BR GAAP). The total payout approved for 1Q06 is R$43.5mm (R$38.2mm net of withholding tax – consisting of R$30.1mm paid as interest on shareholders’ equity, to shareholders of record on March 21, 2006, and R$8.1mm paid in dividends, to shareholders of record on May 8, 2006) equivalent to R$0.1947 per share and US$0.0897 per ADS.

CASH FLOW

Cash, cash equivalents and short-term investments increased R$43.8mm during 1Q06. Cash from operating activities was R$93.8mm, mainly due to increased earnings from operations (R$179.8mm) and partially offset by a decrease in air traffic liability (R$32.3mm), an increase in deposits for aircraft and engine maintenance (R$22.7mm) and an increase in accounts receivable (R$15.0mm) . The amount deposited for future maintenance was US$188mm at March 31, 2006.

Cash used in investing activities was R$109.1mm, consisting primarily of advances for aircraft acquisition (R$62.9mm) and acquisition of property and equipment (R$40.0mm) .

Cash provided by financing activities during 1Q06 was R$59.1mm, mainly due to an increase in short term borrowings (R$50.4mm) .

Cash Flow Summary (R$ million)	1Q06	1Q05	% Change	4Q05	% Change
Net cash provided by operating activities	93.8	28.1	234.1%	168.3	-44.3%
Net cash used in investing activities	(109.1)[1]	(113.9)[2]	-4.2%	(135.1)[3]	-19.2%
Net cash provided by financing activities	59.1	(7.6)	N.M.	2.2	N.M.

Net increase in cash, cash equivalents & short term investments	43.8	(93.4)	-146.9%	35.4	23.7%

1.	Excluding R$(13.2) mm of cash invested in highly-liquid short-term investments with maturities above 90 days, as defined by SFAS 115.
2.	Excluding R$(218.5) mm of cash invested in highly-liquid short-term investments with maturities above 90 days, as defined by SFAS 115.
3.	Excluding R$10.0 mm of cash invested in highly-liquid short-term investments with maturities above 90 days, as defined by SFAS 115.

COMMENTS ON THE BALANCE SHEET

GOL’s liquidity remained solid during 1Q06. The net cash position at March 31, 2006 was R$912.8mm, an increase of R$43.8mm vs. 4Q05. The Company’s total liquidity was R$1,491mm (cash, short-term investments and accounts receivable) at the end of 1Q06. On March 31, 2006, the Company had eleven revolving lines of credit secured by receivables and promissory notes, which allowed for borrowings of up to R$403mm. On March 31, 2006, the outstanding amount under these lines of credit was R$104.5mm.

Cash Position and Debt (R$ million)	3/31/2006	12/31/2005	% Change
Cash, cash equivalents & short-term investments	912.8	869.0	5.0%
Short-term debt	104.5	54.0	93.5%
Long-term debt	-	-	-

Net cash	808.3	815.0	-0.8%

Currently, GOL leases all of its aircraft, as well as airport terminal space, other airport facilities, office space and other equipment. On March 31, 2006, the Company leased 45 aircraft under operating leases, with initial lease term expiration dates ranging from 2006 to 2012.

Future minimum lease payments under non-cancelable operating leases are denominated in US dollars. Such leases with initial or remaining terms at March 31, 2006, were as follows:

Minimum Lease Payments Schedule (thousands)
	R$	US$
2006	199,884	92,011
2007	254,560	117,179
2008	187,765	86,432
2009	141,592	65,178
2010	54,597	25,132
After 2010	76,534	35,230

Total minimum lease payments	914,932	421,162

As of March 31, 2006, the Company had 67 firm orders and 34 options to purchase new Boeing 737-800 Next Generation aircraft. The firm orders had an approximate value of US$4.7 billion (based on aircraft list price) and are scheduled to be delivered between 2006 and 2012. As of March 31, 2006, GOL has made deposits in the amount of US$193.4mm related to the orders described below:

Aircraft Purchase Commitments (thousands)
	Expected New
	Aircraft	R$	US$
	Deliveries
2006	11	1,534,688	706,448
2007	13	1,867,528	859,661
2008	10	1,471,595	677,405
2009	11	1,675,878	771,441
2010	8	1,272,451	585,735
After 2010	14	2,332,795	1,073,833

Total	67	10,154,935	4,674,523

GOL’s expected fleet growth from 2006 to 2011 is as follows (includes firm orders only):

Aircraft	2006	2007	2008	2009	2010	2011
737-300	12	10	7	3	-	-
737-700	26	22	20	19	19	19
737-800	20	32	43	58	69	71

Total	58	64	70	80	88	90

New 737-800NG	11	25	34	45	53	60
Leased 737s	47	39	36	35	35	30

OUTLOOK

GOL will continue to invest in its successful low-cost, low-fare business model. We will continue to evaluate opportunities to expand our operations by adding new flights in Brazil, where sufficient market demand exists, and expanding into other high-traffic centers across South America. We expect to benefit from economies of scale and reduce our average non-fuel cost per available seat kilometer (CASK) as we add additional aircraft to a well-established and highly-efficient operating infrastructure. We anticipate a solid second quarter, thanks to the dedicated effort of our employees to improve productivity throughout the Company.

The scheduled addition of four new aircraft to our fleet in the second quarter of 2006 should allow a 45% increase in available seat capacity over the same period of 2005. For the second quarter we expect a load factor in the range of 71-73%, with yields in the range of R$25-27 cents. We expect a stable foreign exchange rate environment for the near term, supported by good economic fundamentals in the Brazilian economy. We expect that high oil prices will continue to impact our fuel costs, but will be partially mitigated by our hedging program. For the second quarter, we expect non-fuel CASK to be in the range of R$9-10 cents.

Guidance for 2006 is based on GOL’s planned capacity expansion and the expected high demand for our passenger transportation services, driven by strong Brazilian economic fundamentals and GOL’s demand-stimulating low fares. Our projections are for a 2006 full-year EPS in the range of R$3.90 to R$4.30, representing annual earnings growth of over 50%. We plan to continue to popularize air travel in South America through expansion, technological innovation, improved operating efficiency, strict cost management, the lowest prices and high quality passenger service.

Financial Outlook (US GAAP)	2006 (full year)

ASK Growth	+/- 45%
Average Load Factor	+/-74%
Net Revenues (R$ billion)	+/- R$ 4.1
Operating Margin	26% - 28%
Earnings per Share	R$ 3.90 – R$ 4.30

GLOSSARY OF INDUSTRY TERMS

Revenue passengers represents the total number of paying passengers flown on all flight segments.

Revenue passenger kilometers (RPK) represents the numbers of kilometers flown by revenue passengers.

Available seat kilometers (ASK) represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.

Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

Breakeven load factor is the passenger load factor that will result in passenger revenues being equal to operating expenses.

Aircraft utilization represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

Block hours refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.

Yield per passenger kilometer represents the average amount one passenger pays to fly one kilometer.

Passenger revenue per available seat kilometer represents passenger revenue divided by available seat kilometers.

Operating revenue per available seat kilometer (RASK) represents operating revenues divided by available seat kilometers.

Average stage length represents the average number of kilometers flown per flight.

Operating expense per available seat kilometer (CASK) represents operating expenses divided by available seat kilometers.

About GOL Linhas Aéreas Inteligentes
GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. It also has one of the youngest and most modern fleets in the industry that results in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 470 daily flights to 49 major business and travel destinations in Brazil, Argentina, Bolivia, Paraguay and Uruguay, with substantial expansion opportunities. GOL growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL shares are listed on the NYSE and the Bovespa. For more information, flight times and fares, please access our site at www.voegol.com.br or call 0300-789-2121 in Brazil, 0810-266-3131 in Argentina, 800-1001 21 in Bolivia, or 55 11 2125-3200 from overseas. GOL: here everyone can fly!

CONTACT: GOL Linhas Aéreas Inteligentes S.A.
Investor Relations:
Ph: (5511) 5033 4393
e-mail: ri@golnaweb.com.br
site: www.voegol.com.br/ir

Media – Brazil and Latin America:	Media – U.S. and Europe:
Roberta Corbioli	Meaghan Smith
MVL Comunicação	Gavin Anderson & Company
Ph: (5511) 3049-0343 / 0341	Ph: 212-515-1904
e-mail: roberta.corbioli@mvl.com.br	e-mail: msmith@gavinanderson.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

Operating Data
US GAAP - Unaudited
	1Q06	1Q05	% Change

Revenue Passengers (000)	3,669	2,759	33.0%
Revenue Passengers Kilometers (RPK) (mm)	3,066	1,977	55.1%
Available Seat Kilometers (ASK) (mm)	4,340	2,694	61.1%
Load factor	70.6%	73.4%	-2.8 pp
Break-even load factor	52.3%	51.3%	+1.0 pp
Aircraft utilization (block hours per day)	14.4	14.0	2.9%
Average fare	R$ 233.37	R$ 211.89	10.1%
Yield per passenger kilometer (cents)	27.07	28.59	-5.3%
Passenger revenue per available set kilometer (cents)	19.12	20.98	-8.9%
Operating revenue per available seat kilometer (RASK) (cents)	19.88	21.87	-9.1%
Operating cost per available seat kilometer (CASK) (cents)	14.73	15.30	-3.7%
Operating cost, excluding fuel, per available seat kilometer (cents)	8.87	9.87	-10.1%
Number of Departures	36,516	25,960	40.7%
Average stage length (km)	788	700	12.6%
Avg number of operating aircraft during period	43.0	28.0	53.6%
Full-time equivalent employees at period end	5,991	3,607	66.1%
% of Sales through website during period	84.9%	77.9%	+7.0 pp
% of Sales through website and call center during period	94.0%	92.8%	+1.2 pp
Average Exchange Rate (1)	R$ 2.20	R$ 2.67	-17.6%
End of period Exchange Rate (1)	R$ 2.17	R$ 2.67	-18.7%
Inflation (IGP-M) (2)	0.7%	1.6%	-0.9 pp
Inflation (IPCA) (3)	1.4%	1.8%	-0.4 pp
WTI (avg. per barrel) (4)	$63.34	$49.83	27.1%

(1)Source: Brazilian Central Bank
(2)Source: Fundação Getulio Vargas
(3)Source: IBGE
(4) Source: Bloomberg

Consolidated Statement of Operations
US GAAP - Unaudited
R$ 000
	1Q06	1Q05	% Change

Net operating revenues
Passenger	R$ 829,858	R$ 565,181	46.8%
Cargo and Other	33,158	23,978	38.3%

Total net operating revenues	863,016	589,159	46.5%

Operating expenses
Salaries, wages and benefits	81,484	54,647	49.1%
Aircraft fuel	254,306	146,170	74.0%
Aircraft rent	66,487	51,869	28.2%
Sales and marketing	99,330	72,081	37.8%
Landing fees	30,341	19,046	59.3%
Aircraft and traffic servicing	31,621	17,766	78.0%
Maintenance materials and repairs	26,115	13,848	88.6%
Depreciation	12,529	6,803	84.2%
Other operating expenses	36,968	29,683	24.5%

Total operating expenses	639,181	411,913	55.2%

Operating income	223,835	177,246	26.3%

Other expense
Interest expenses	(3,263)	(5,161)	-36.8%
Interest income	33,972	29,136	16.6%
Capitalized interest	3,350	3,444	-2.7%
Exchange variation loss	(3,502)	1,290	-371.5%
Other	(5,762)	(5,194)	10.9%

Income before income taxes	248,630	200,761	23.8%
Income taxes	(68,840)	(69,677)	-1.2%

Net income	179,790	131,084	37.2%

Earnings per share, basic	R$ 0.92	R$ 0.70	31.4%
Earnings per share, diluted	R$ 0.92	R$ 0.70	31.4%

Earnings per ADS, basic - US Dollar	$0.42	$0.26	61.5%
Earnings per ADS, diluted - US Dollar	$0.42	$0.26	61.5%

Basic weighted average shares outstanding (000)	195,973	187,543	4.5%
Diluted weighted average shares outstanding (000)	196,077	188,388	4.1%

Consolidated Balance Sheet
US GAAP - Unaudited
R$ 000
	March 31, 2006	December 31, 2005

ASSETS	2,739,505	2,555,843
Current Assets	1,603,824	1,540,638
Cash and cash equivalents	136,896	106,347
Short-term investments	775,909	762,688
Receivables less allowance	578,223	563,958
Inventories	38,039	40,683
Recoverable taxes and deferred tax	19,755	13,953
Prepaid expenses	47,934	39,907
Other current assets	7,068	13,102
Property and Equipment, net	669,131	578,600
Pre-delivery deposits for flight equipment	419,621	356,765
Flight equipment	242,563	225,724
Other property and equipment	98,827	75,619
Less accumulated depreciation	(91,880)	(79,508)
Other Assets	466,550	436,605
Deposits for aircraft leasing contracts	28,790	22,583
Prepaid aircraft and engine maintenance	408,851	386,193
Other	28,909	27,829
LIABILITIES AND SHAREHOLDER'S EQUITY	2,739,505	2,555,843
Current Liabilities	702,473	646,225
Accounts payable	70,656	73,924
Salaries, wages and benefits	65,795	71,638
Sales tax and landing fees	107,998	83,750
Air traffic liability	185,542	217,800
Short-term borrowings	104,459	54,016
Dividends Payable	143,618	101,482
Other accrued liabilities	24,405	43,615
Long Term Liabilities	72,357	87,287
Deferred income taxes, net	47,523	63,694
Other	24,834	23,593
Shareholder's Equity	1,964,675	1,822,331
Preferred shares (no par value)	845,453	843,714
Common shares (no par value)	41,500	41,500
Additional paid in capital	39,275	34,634
Deferred compensation expenses	(4,975)	(2,361)
Appropriated retained earnings	39,577	39,577
Unappropriated retained earnings	995,176	858,856
Accumulated other comprehensive gain	8,669	6,411

Consolidated Statement of Cash Flows
US GAAP - Unaudited
R$ 000
	1Q06	1Q05	% Change

Cash flows from operating activities
Net income (loss)	179,790	131,084	37.2%
Adjustments to reconcile net income
provided by operating activities
Depreciation and amortization	12,529	6,803	84.2%
Provision for doubtful accounts receivable	740	247	199.6%
Deferred income taxes	(6,830)	8,346	-181.8%
Changes in operating assets and liabilities
Receivables	(15,005)	(63,844)	-76.5%
Accounts payable and other accrued liabilities	-	(1,910)	-100.0%
Deposits for aircraft and engine maintenance	(22,658)	(25,345)	-10.6%
Air traffic liability	(32,258)	(23,455)	37.5%
Dividends	(43,470)	-	nm
Other liabilities, net	20,961	(3,847)	-644.9%

Net cash provided by (used in) operating activities	93,799	28,079	234.1%
Cash flows from investing activities
Deposits for aircraft leasing contracts	(6,207)	(5,700)	8.9%
Acquisition of property and equipment	(40,047)	(26,328)	52.1%
Pre-delivery deposits	(62,856)	(81,841)	-23.2%
Changes in short-term securities	(13,221)	(218,471)	-93.9%

Net cash used in investing activities	(122,331)	(332,340)	-63.2%
Cash flows from financing activities
Short term borrowings, net	50,443	(8,965)	-662.7%
Issuance of preferred shares	-	1,389	-100.0%
Paid subscribed capital	1,739	-	nm
Others, net	6,899	-	nm

Net cash provided by financing activities	59,081	(7,576)	-879.8%

Net increase in cash and cash equivalents	30,549	(311,837)	-109.8%
Cash and cash equivalents at beginning of the period	106,347	405,730	-73.8%
Cash and cash equivalents at end of the period	136,896	93,893	45.8%

Cash, cash equiv. and ST invest. at beg. of the period	869,035	849,091	2.3%
Cash, cash equiv. and ST invest. at end of the period	912,805	755,725	20.8%

Supplemental disclosure of cash
flow information
Interest paid net of amount capitalized	3,263	5,161	-36.8%
Income taxes paid	76,809	61,331	25.2%

Consolidated Statement of Operations
BR GAAP - Unaudited
R$ 000
	1Q06	1Q05	% Change

Net operating revenues
Passenger	R$ 829,858	R$ 565,181	46.8%
Cargo and Other	33,158	23,978	38.3%

Total net operating revenues	863,016	589,159	46.5%

Operating expenses
Salaries, wages and benefits	79,457	52,518	51.3%
Aircraft fuel	254,306	146,170	74.0%
Aircraft rent	66,487	51,869	28.2%
Supplementary rent	30,118	28,749	4.8%
Sales and marketing	99,330	72,081	37.8%
Landing fees	30,341	19,046	59.3%
Aircraft and traffic servicing	31,621	17,766	78.0%
Maintenance materials and repairs	26,115	13,848	88.6%
Depreciation and amortization	12,395	6,974	77.7%
Other operating expenses	37,968	29,762	27.6%

Total operating expenses	668,138	438,783	52.3%

Operating income	194,878	150,376	29.6%

Other expense
Financial income (expense), net	(10,596)	20,387	-152.0%

Income before income taxes	184,282	170,763	7.9%
Income taxes current	(76,809)	(61,331)	25.2%
Income taxes deferred	17,814	3,040	486.0%

Net income before interest on shareholder's
equity	125,287	112,472	11.4%

Reversal of interest on shareholder's equity	35,391	0	nm

Net income	160,678	112,472	42.9%

Earnings per share	R$ 0.82	R$ 0.60	36.7%
Earnings per ADS - US Dollar	$0.37	$0.22	68.2%
Number of shares at end of period (000)	195,973	187,543	4.5%

Consolidated Balance Sheet
BR GAAP - Unaudited
R$ 000
	March 31, 2006	December 31, 2005

ASSETS	2,428,384	2,255,856
Current Assets	1,609,662	1,546,707
Cash and cash equivalents	186,530	129,304
Short term investments	726,275	739,731
Receivables less allowance	578,223	563,958
Inventories	38,039	40,683
Recoverable taxes and deferred tax	25,593	20,022
Prepaid expenses	47,934	39,907
Other current assets	7,068	13,102
Non-Current Assets	818,722	709,149
Deposits	28,790	29,618
Deferred Taxes	79,639	62,121
Investments	1,692	1,829
Pre-delivery deposits for flight equipment	419,621	356,756
Property and equipment	249,510	223,272
Other	39,470	35,553
LIABILITIES AND SHAREHOLDERS' EQUITY	2,428,384	2,255,856
Current liabilities	709,430	653,526
Suppliers payable	70,656	73,924
Payroll and related charges	28,104	39,947
Taxes and contributions payable	81,394	57,186
Sales tax and landing fees	26,604	26,564
Air traffic liability	185,542	217,800
Short-term borrowings	104,459	54,016
Dividends and interest on shareholder's equity payable	143,618	101,482
Profit sharing	37,691	31,691
Other current liabilities	31,362	50,916
Non-current liabilities	24,834	29,415
Accounts payable and provisions	24,834	29,415
Shareholders' Equity	1,694,120	1,572,915
Capital	992,943	989,562
Capital Reserves	89,556	29,187
Retained earnings	602,952	547,755
Total comprehensive income, net of taxes	8,669	6,411

Consolidated Statements of Cash Flows
BR GAAP - Unaudited
R$ 000
	1Q06	1Q05

Cash flows from operating activities
Net income (loss)	160,678	112,472
Adjustments to reconcile net income
provided by operating activities:
Depreciation and amortization	12,395	6,974
Provision for doubtful accounts receivable	918	247
Deferred income taxes	(16,675)	(3,040)
Changes in operating assets and liabilities
Receivables	(15,183)	(63,844)
Inventories	2,644	(292)
Prepaid expenses, other assets
and recoverable taxes	(12,324)	2,171
Accounts payable and long-term vendor payable	(3,268)	(1,910)
Operating leases payable	-	(129)
Air traffic liability	(32,258)	(23,455)
Taxes payable	24,208	(5,020)
Insurance payable	-	6,172
Payroll and related charges	(11,843)	8,784
Provision for contingencies	(4,581)	2,996
Interest on shareholder's capital	(43,470)	-
Other liabilities	28,622	(19,107)

Net cash provided by (used in) operating activities	89,863	23,019
Cash flows from investing activities
Short term borrowings, net	13,456	(216,840)
Investments	137	394
Deposits for aircraft leasing contracts	828	(3,039)
Pre-delivery deposits	(62,856)	(78,875)
Acquisition of property and equipment	(38,642)	(25,909)

Net cash used in investing activities	(87,077)	(324,269)
Cash flows from financing activities
Short term borrowings, net	50,443	(8,965)
Issuance of common and preferred shares	1,739	-
Total comprehensive income, net of taxes	2,258	-

Net cash provided by financing activities	54,440	(8,965)
Net increase in cash and cash equivalents	57,226	(310,215)
Cash and cash equivalents at beginning of the period	129,304	405,730

Cash and cash equivalents at end of the period	186,530	95,515
Interest paid net of amount capitalized	3,263	5,160
Income taxes paid	76,809	61,331

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.